Exhibit 99.1

Ferrari N.V.

Semi-Annual Report
At and for the three and six months ended June 30, 2025
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman
John Elkann

Chief Executive Officer
Benedetto Vigna

Vice Chairman
Piero Ferrari

Directors
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Tommaso Ghidini
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Semi-Annual Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

1

INTRODUCTION

    The Semi-Annual Condensed Consolidated Financial Statements at and for the three and six months ended June 30, 2025 (the “Semi-Annual Condensed Consolidated Financial Statements”) included in this Semi-Annual Report have been prepared in compliance with IAS 34 — Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (“IASB”). The accounting principles applied are consistent with those used for the preparation of the consolidated financial statements of Ferrari N.V. for the year ended December 31, 2024 (the “Annual Consolidated Financial Statements”).

    The Group’s financial information in this Semi-Annual Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Semi-Annual Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Semi-Annual Report is unaudited.

2

FORWARD-LOOKING STATEMENTS
    Statements contained in this Semi-Annual Report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•our ability to attract and retain qualified personnel;
•the success of our racing activities;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is volatile;
•macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation;
•increases in costs, disruptions of supply or shortages of components and raw materials, as well as trading policies and tariffs;
•our ability to successfully carry out our low volume and controlled growth strategy, while increasing our presence in growth market countries;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•the ability of our current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly;
•the performance of our lifestyle activities;
3

•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•our continued compliance with customs regulations of various jurisdictions;
•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•our ability to service and refinance our debt;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ million, except per share data)
Net revenues	1,787	1,712	3,578	3,297
Operating profit (EBIT)	552	511	1,094	953
Profit before taxes	545	511	1,073	951
Net profit	425	413	837	765
Net profit attributable to:
Owners of the parent	424	412	836	763
Non-controlling interests	1	1	1	2
Basic earnings per common share (in Euro) (1)	2.38	2.29	4.68	4.24
Diluted earnings per common share (in Euro) (1)	2.38	2.29	4.68	4.23
Dividend approved per common share (in Euro) (2) (3)	2.986	2.443	2.986	2.443
Dividend approved per common share (in USD) (2) (3) (4)	3.39210	2.59886	3.39210	2.59886
_____________________________
(1)See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three and six months ended June 30, 2025 and 2024.
(2)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 16, 2025, a dividend distribution of €2.986 per outstanding common share was approved, corresponding to a total distribution of approximately €534 million. This distribution was made from the retained earnings reserve. In May 2025 the Company paid €498 million of the distribution to owners of the parent and the remaining balance, which mainly relates to withholding taxes, is expected to be paid in the third quarter of 2025.
(3)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 17, 2024, a dividend distribution of €2.443 per outstanding common share was approved, corresponding to a total distribution of approximately €440 million. This distribution was made from the retained earnings reserve. In May 2024 the Company paid €414 million of the distribution to owners of the parent and the remaining balance, which mainly relates to withholding taxes, was paid in the third quarter of 2024.
(4)The dividends approved for common shares that are traded on the New York Stock Exchange were translated into U.S. Dollars based on the exchange rates in effect on the respective approval dates of April 17, 2025 and April 17, 2024.

Consolidated Statement of Financial Position Data

	At June 30, 2025	At December 31, 2024
	(€ million)
Cash and cash equivalents	1,518	1,742
Receivables from financing activities	1,519	1,662
Total assets	9,651	9,497
Debt	3,158	3,352
Total equity	3,547	3,543
Total equity attributable to:
Owners of the parent	3,542	3,534
Non-controlling interests	5	9
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	178,218	179,044

5

Other Statistical Information
Shipments (1)

	For the three months ended June 30,				For the six months ended June 30,
	2025	%	2024	%	2025	%	2024	%
	(Number of cars and % of total cars)
EMEA
Germany	397	11.4%	426	12.2%	805	11.4%	814	11.6%
Italy	243	7.0%	189	5.4%	504	7.1%	420	6.0%
UK	149	4.3%	273	7.8%	366	5.2%	494	7.0%
France	147	4.2%	133	3.8%	310	4.4%	267	3.8%
Switzerland	132	3.8%	128	3.7%	244	3.4%	255	3.6%
Middle East (2)	163	4.7%	116	3.3%	275	3.9%	226	3.2%
Other EMEA (3)	415	11.7%	390	11.3%	843	11.8%	752	10.6%
Total EMEA	1,646	47.1%	1,655	47.5%	3,347	47.2%	3,228	45.8%
Americas (4)	993	28.4%	981	28.2%	2,015	28.4%	1,978	28.1%
of which United States of America	849	24.3%	822	23.6%	1,710	24.1%	1,672	23.7%
Mainland China, Hong Kong and Taiwan	274	7.8%	278	8.0%	511	7.2%	595	8.4%
of which Mainland China	176	5.0%	200	5.7%	356	5.0%	443	6.3%
Rest of APAC (5)	581	16.7%	570	16.3%	1,214	17.2%	1,243	17.7%
Total	3,494	100.0%	3,484	100.0%	7,087	100.0%	7,044	100.0%
_____________________________
(1)    Excluding strictly limited racing cars (such as the XX Programme, and the 499P Modificata), one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Average number of employees for the period	5,490	5,274	5,478	5,239

Highlights of the three months ended June 30, 2025

Highlights during the three months ended June 30, 2025 included the following:

•During the three months ended June 30, 2025 there were no significant impacts for the Group from the increase of import tariffs applicable to cars, spare parts and other goods originating in the European Union that are imported into the United States, which became effective starting on April 3, 2025, as the majority of the goods sold by the Group in the United States during the period were imported prior to the tariffs taking effect.

6

Results of Operations
Three months ended June 30, 2025 compared to three months ended June 30, 2024
    The following is a discussion of the results of operations for the three months ended June 30, 2025 compared to the three months ended June 30, 2024. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Net revenues	1,787	100.0%	1,712	100.0%	75	4.4%
Cost of sales	846	47.4%	856	50.0%	(10)	(1.2%)
Selling, general and administrative costs	160	8.9%	143	8.3%	17	12.0%
Research and development costs	225	12.6%	205	11.9%	20	10.1%
Other expenses/(income), net	6	0.4%	(1)	(0.1%)	7	n.m. (1)
Result from investments	2	0.2%	2	0.1%	—	46.0%
Operating profit (EBIT)	552	30.9%	511	29.9%	41	8.1%
Financial income	75	4.2%	35	2.2%	40	112.0%
Financial expenses	82	4.6%	35	2.2%	47	129.9%
Financial expenses, net	7	0.4%	—	—%	7	n.m.
Profit before taxes	545	30.5%	511	29.8%	34	6.7%
Income tax expense	120	6.7%	98	5.7%	22	23.1%
Net profit	425	23.8%	413	24.1%	12	2.9%
_____________________________
(1)Throughout this document “n.m.” means not meaningful.

Net revenues

	For the three months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Cars and spare parts (1)	1,507	84.3%	1,474	86.1%	33	2.3%
Sponsorship, commercial and brand (2)	205	11.4%	168	9.8%	37	21.9%
Other (3)	75	4.3%	70	4.1%	5	7.6%
Total net revenues	1,787	100.0%	1,712	100.0%	75	4.4%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and in the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income.
(3)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and, for the three months ended June 30, 2024 only, from the sale of engines to Maserati.

    Net revenues for the three months ended June 30, 2025 were €1,787 million, an increase of €75 million or 4.4 percent (an increase of 5.1 percent on a constant currency basis), compared to €1,712 million for the three months ended June 30, 2024.
    The change in net revenues was attributable to the combination of (i) a €33 million increase in cars and spare parts, (ii) a €37 million increase in sponsorship, commercial and brand and (iii) a €5 million increase in other net revenues.

Cars and spare parts
    Net revenues generated from cars and spare parts were €1,507 million for the three months ended June 30, 2025, an increase of €33 million or 2.3 percent, compared to €1,474 million for the three months ended June 30, 2024.
The increase in net revenues from cars and spare parts was primarily attributable to a richer product and country mix, as well as a higher contribution from personalization. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the U.S. Dollar.
Total shipments of 3,494 cars in the second quarter of 2025 were substantially in line with 3,484 cars in the second quarter of 2024. The products delivered in the quarter included 6 internal combustion engine (ICE) models and 5 hybrid engine models, which represented 55 percent and 45 percent of total shipments, respectively. Shipments during the quarter were driven by the 296 GTS, the Purosangue and the Roma Spider, as well as the 12Cilindri family, which continued its ramp up phase, and the increased contribution of the SF90 XX family, while deliveries of the 296 GTB decreased and the SF90 Spider approached the end of its lifecycle. Shipments of the Daytona SP3 were lower compared to the second quarter of 2024, in line with plans to conclude deliveries in the third quarter of 2025.
The €33 million increase in net revenues from cars and spare parts was composed of: (i) a €56 million increase in EMEA, and (ii) a €21 million increase in APAC, partially offset by (iii) a €32 million decrease in Americas, and (iv) a €12 million decrease in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography primarily reflects deliberate product and volume allocation in different markets.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €205 million for the three months ended June 30, 2025, an increase of €37 million or 21.9 percent, compared to €168 million for the three months ended June 30, 2024, primarily attributable to new sponsorships and lifestyle activities, as well as higher commercial revenues driven by a better Formula 1 ranking in 2024 compared to 2023.
Other
    Other net revenues were €75 million for the three months ended June 30, 2025, an increase of €5 million or 7.6 percent, compared to €70 million for the three months ended June 30, 2024. The increase was mainly driven by higher revenues from financial services activities.
Cost of sales

	For the three months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Cost of sales	846	47.4%	856	50.0%	(10)	(1.2%)

    Cost of sales for the three months ended June 30, 2025 was €846 million, a decrease of €10 million or 1.2 percent, compared to €856 million for the three months ended June 30, 2024. As a percentage of net revenues, cost of sales was 47.4 percent for the three months ended June 30, 2025 compared to 50.0 percent for the three months ended June 30, 2024.
The decrease in cost of sales was primarily attributable to racing activities and a decrease of expected costs for warranty obligations, partially offset by volume and mix, the comparison with the prior year’s release of car environmental provisions, and other supporting activities.

Selling, general and administrative costs

	For the three months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Selling, general and administrative costs	160	8.9%	143	8.3%	17	12.0%

    Selling, general and administrative costs for the three months ended June 30, 2025 were €160 million, an increase of €17 million or 12.0 percent, compared to €143 million for the three months ended June 30, 2024. As a percentage of net revenues, selling, general and administrative costs were 8.9 percent for the three months ended June 30, 2025 compared to 8.3 percent for the three months ended June 30, 2024.
The increase of €17 million in selling, general and administrative costs mainly reflects racing expenses and brand investments.
Research and development costs

	For the three months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Research and development costs expensed during the period	146	8.2%	127	7.3%	19	16.3%
Amortization of capitalized development costs	79	4.4%	78	4.6%	1	0.2%
Research and development costs	225	12.6%	205	11.9%	20	10.1%

    Research and development costs for the three months ended June 30, 2025 were €225 million, an increase of €20 million or 10.1 percent, compared to €205 million for the three months ended June 30, 2024. As a percentage of net revenues, research and development costs were 12.6 percent for the three months ended June 30, 2025 compared to 11.9 percent for the three months ended June 30, 2024.
The increase of €20 million was primarily driven by an increase in research and development costs expensed of €19 million, driven by racing activities and our focus on continuous innovation.
Operating profit (EBIT)

	For the three months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs. 2024
	(€ million, except percentages)
Operating profit (EBIT)	552	30.9%	511	29.9%	41	8.1%

    Operating profit (EBIT) for the three months ended June 30, 2025 was €552 million, an increase of €41 million or 8.1 percent, compared to €511 million for the three months ended June 30, 2024. EBIT margin for the three months ended June 30, 2025 was 30.9 percent compared to 29.9 percent for the three months ended June 30, 2024.
The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) positive volume impact of €4 million, (ii) positive product mix impact of €47 million, sustained by the SF90 XX and the 12Cilindri families, as well as a higher contribution from personalization and positive country mix driven by the Americas, partially offset by lower deliveries of the Daytona SP3, (iii) negative contribution of €20 million from research and development costs, (iv) negative contribution of €17 million from selling, general and administrative costs, (v) positive contribution of €33 million from other activities, driven by new sponsorships and a higher contribution from lifestyle activities, as well as lower costs due to the revised Formula 1 in season ranking assumptions, partially offset by the comparison with the prior year’s release of car environmental provisions, and (vi) negative foreign currency exchange impact of €6 million (including foreign currency hedging instruments), mainly driven by the U.S. Dollar.

Financial expenses, net

	For the three months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
	(€ million, except percentages)
Financial income	75	35	40	112.0%
Financial expenses	82	35	47	129.9%
Financial expenses, net	7	—	7	n.m.

    Financial expenses, net were €7 million for the three months ended June 30, 2025 compared to nil for the three months ended June 30, 2024, driven by negative net foreign exchange impact (including the net costs of hedging) during the period.
Income tax expense

	For the three months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
	(€ million, except percentages)
Income tax expense	120	98	22	23.1%

Income tax expense for the three months ended June 30, 2025 was €120 million, an increase of €22 million or 23.1 percent, compared to €98 million for the three months ended June 30, 2024.
The increase in income tax expense was primarily attributable to an increase in profit before taxes and an increase in the effective tax rate from 19.1 percent for the three months ended June 30, 2024 to 22.0 percent for the three months ended June 30, 2025. Income taxes and the effective tax rate for the three months ended June 30, 2024 benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets.1 In accordance with applicable legislation, from 2025 the Group continues to apply the new Patent Box regime only.
1 The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allows for a transitional period where both regimes coexist until 2024 when the original regime ended.

Six months ended June 30, 2025 compared to six months ended June 30, 2024
    The following is a discussion of the results of operations for the six months ended June 30, 2025 compared to the six months ended June 30, 2024. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the six months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs 2024
	(€ million, except percentages)
Net revenues	3,578	100.0%	3,297	100.0%	281	8.5%
Cost of sales	1,704	47.6%	1,638	49.7%	66	4.0%
Selling, general and administrative costs	309	8.6%	267	8.1%	42	15.8%
Research and development costs	458	12.8%	436	13.2%	22	5.1%
Other expenses, net	18	0.5%	6	0.2%	12	185.0%
Result from investments	5	0.1%	3	0.1%	2	57.2%
Operating profit EBIT	1,094	30.6%	953	28.9%	141	14.8%
Financial income	121	3.4%	67	2.0%	54	78.6%
Financial expenses	142	4.0%	69	2.1%	73	103.5%
Financial expenses, net	21	0.6%	2	0.1%	19	n.m.
Profit before taxes	1,073	30.0%	951	28.8%	122	12.9%
Income tax expense	236	6.6%	186	5.6%	50	27.3%
Net profit	837	23.4%	765	23.2%	72	9.4%

Net revenues

	For the six months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs 2024
	(€ million, except percentages)
Cars and spare parts (1)	3,043	85.0%	2,856	86.6%	187	6.6%
Sponsorship, commercial and brand (2)	396	11.1%	313	9.5%	83	26.6%
Other (3)	139	3.9%	128	3.9%	11	8.7%
Total net revenues	3,578	100.0%	3,297	100.0%	281	8.5%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and in the World Endurance Championship) through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues, as well as net revenues generated through the Ferrari brand, including fashion collections, merchandising, licensing and royalty income.
(3)Primarily relates to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 racing teams and, for the six months ended June 30, 2024 only, from the sale of engines to Maserati.

    Net revenues for the six months ended June 30, 2025 were €3,578 million, an increase of €281 million or 8.5 percent (an increase of 8.5 percent on a constant currency basis), compared to €3,297 million for the six months ended June 30, 2024.
    The change in net revenues was attributable to the combination of (i) a €187 million increase in cars and spare parts, (ii) an €83 million increase in sponsorship, commercial and brand and (iii) an €11 million increase in other net revenues.
Cars and spare parts
    Net revenues generated from cars and spare parts were €3,043 million for the six months ended June 30, 2025, an increase of €187 million or 6.6 percent, compared to €2,856 million for the six months ended June 30, 2024.

    The increase in net revenues from cars and spare parts was primarily attributable to a richer product and country mix, as well as a higher contribution from personalization.
Total shipments increased by 43 cars from 7,044 cars in the first half of 2024 to 7,087 cars in the first half of 2025. The products delivered in the first half of 2025 included 8 internal combustion engine (ICE) models and 5 hybrid engine models, which represented 53 percent and 47 percent of total shipments, respectively. Shipments during the first half of 2025 were driven by the 296 GTS, the Purosangue and the Roma Spider, as well as the 12Cilindri family, which continued its ramp up phase, and the increased contribution of the SF90 XX family, while deliveries of the 296 GTB decreased, the SF90 Spider approached the end of its lifecycle and the 812 Competizione A was phased out in the first quarter of 2025. Shipments of the Daytona SP3 were lower compared to the first half of 2024, in line with plans to conclude deliveries in the third quarter of 2025.

The €187 million increase in net revenues from cars and spare parts was composed of: (i) a €177 million increase in EMEA, (ii) a €40 million increase in Americas, and (iii) a €6 million increase in APAC, partially offset by (iv) a €36 million decrease in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography primarily reflects deliberate product and volume allocation in different markets.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €396 million for the six months ended June 30, 2025, an increase of €83 million or 26.6 percent, compared to €313 million for the six months ended June 30, 2024, primarily attributable to new sponsorships and lifestyle activities, as well as higher commercial revenues driven by a better Formula 1 ranking in 2024 compared to 2023.
Other
    Other net revenues were €139 million for the six months ended June 30, 2025, an increase of €11 million or 8.7 percent, compared to €128 million for the six months ended June 30, 2024. The increase was mainly driven by higher revenues from financial services activities.
Cost of sales

	For the six months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs 2024
	(€ million, except percentages)
Cost of sales	1,704	47.6%	1,638	49.7%	66	4.0%

    Cost of sales for the six months ended June 30, 2025 was €1,704 million, an increase of €66 million or 4.0 percent, compared to €1,638 million for the six months ended June 30, 2024. As a percentage of net revenues, cost of sales was 47.6 percent for the six months ended June 30, 2025 compared to 49.7 percent for the six months ended June 30, 2024.
The increase in cost of sales was primarily attributable to a change in product mix and higher car volumes.
Selling, general and administrative costs

	For the six months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs 2024
	(€ million, except percentages)
Selling, general and administrative costs	309	8.6%	267	8.1%	42	15.8%
    Selling, general and administrative costs for the six months ended June 30, 2025 were €309 million, an increase of €42 million or 15.8 percent, compared to €267 million for the six months ended June 30, 2024. As a percentage of net revenues, selling, general and administrative costs were 8.6 percent for the six months ended June 30, 2025 compared to 8.1 percent for the six months ended June 30, 2024.
The increase of €42 million in selling, general and administrative costs mainly reflects racing expenses and brand investments, as well as the Company’s organizational development.
Research and development costs

	For the six months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs 2024
	(€ million, except percentages)
Research and development costs expensed during the period	306	8.6%	273	8.2%	33	12.3%
Amortization of capitalized development costs	152	4.2%	163	5.0%	(11)	(6.9%)
Research and development costs	458	12.8%	436	13.2%	22	5.1%

    Research and development costs for the six months ended June 30, 2025 were €458 million, an increase of €22 million or 5.1 percent, compared to €436 million for the six months ended June 30, 2024. As a percentage of net revenues, research and development costs were 12.8 percent for the six months ended June 30, 2025 compared to 13.2 percent for the six months ended June 30, 2024.
The increase of €22 million was driven by an increase in research and development costs expensed of €33 million, driven by racing activities and our focus on continuous innovation, partially offset by a decrease in amortization of capitalized development costs of €11 million, mainly driven by the phase-out of certain models.

	For the six months ended June 30,				Increase/(Decrease)
	2025	Percentage of net revenues	2024	Percentage of net revenues	2025 vs 2024
	(€ million, except percentages)
Operating profit (EBIT)	1,094	30.6%	953	28.9%	141	14.8%
    Operating profit (EBIT) for the six months ended June 30, 2025 was €1,094 million, an increase of €141 million or 14.8 percent, compared to €953 million for the six months ended June 30, 2024. Operating profit (EBIT) margin for the six months ended June 30, 2025 was 30.6 percent compared to 28.9 percent for the six months ended June 30, 2024.
    The increase in operating profit (EBIT) was primarily attributable to the combined effects of (i) positive volume impact of €9 million, (ii) positive product mix impact of €132 million, sustained by the SF90 XX and the 12Cilindri families, and a few deliveries of the 499P Modificata, as well as a higher contribution from personalization and positive country mix driven by the Americas, partially offset by lower deliveries of the Daytona SP3, (iii) negative contribution of €22 million from research and development costs, (iv) negative contribution of €42 million from selling, general and administrative costs, (v) positive contribution of €61 million from other activities, driven by new sponsorships and a higher contribution from lifestyle activities, as well as lower costs due to the revised Formula 1 in season ranking assumptions, partially offset by the comparison with the prior year’s release of car environmental provisions, and (vi) positive foreign currency exchange impact of €3 million (including foreign currency hedging instruments), mainly driven by the U.S. Dollar.

Financial expenses, net

	For the six months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs 2024
	(€ million, except percentages)
Financial income	121	67	54	78.6%
Financial expenses	142	69	73	103.5%
Financial expense, net	21	2	19	n.m.

    Financial expenses, net for the six months ended June 30, 2025 were €21 million, an increase of €19 million, compared to €2 million for the six months ended June 30, 2024, driven by (i) negative net foreign exchange impact (including the net costs of hedging) and (ii) higher interest expenses.
Income tax expense

	For the six months ended June 30,		Increase/(Decrease)
	2025	2024	2025 vs. 2024
	(€ million, except percentages)
Income tax expense	236	186	50	27.3%

    Income tax expense for the six months ended June 30, 2025 was €236 million, an increase of €50 million, or 27.3 percent, compared to €186 million for the six months ended June 30, 2024.
The increase in income tax expense was primarily attributable to an increase in profit before taxes and an increase in the effective tax rate from 19.5 percent for the six months ended June 30, 2024 to 22.0 percent for the six months ended June 30, 2025. Income taxes and the effective tax rate for the six months ended June 30, 2024 benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets.1 In accordance with applicable legislation, from 2025 the Group continues to apply the new Patent Box regime only.

1 The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allows for a transitional period where both regimes coexist until 2024 when the original regime ended.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities, mainly for the production of our cars, as well as for personnel and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the enrichment of our product portfolio with hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance, and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases. For example, in 2024 we distributed dividends of €440 million to owners and made common share repurchases of €581 million, together representing nearly 100 percent of our Industrial Free Cash Flow from Industrial Activities for the year of €1,027 million, and we continue to reward our shareholders in the first half of 2025 through a combination of dividends and share repurchases, with dividends to owners of €532 million (of which €498 million was paid during the period) and share repurchases of €424 million. For additional information relating to Free Cash Flow from Industrial Activities, which is a non-GAAP financial measure, see “—Non-GAAP Financial Measures”.
    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, supported by the access to debt capital markets, will be sufficient to meet our short-term and long-term liquidity requirements. See the “Net (Debt)/Cash and Net Industrial (Debt)/Cash” section below for additional details relating to our liquidity.
Cyclical Nature of Our Cash Flows
Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels are generally higher to support the summer plant shutdown. Inventory levels are also adjusted as we deem necessary for agile supply chain management requirements.
We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 70 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona, limited edition and Special Series models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries. As a result of the above, including the advances received from customers for certain car models, we generally receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars. However, the advances we collect on cars may be subject to timing differences from period to period as a result of the number of models in our product portfolio for which we collect advances and the stage of their lifecycle at a given point in time, which ultimately impacts our working capital.
Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and integrate hybrid and electric powertrains into our product portfolio. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new paint shop.
The payment of income taxes also affects our cash flows. We pay the first tax advance payment in the second and/or third quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarter.
Cash Flows
    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the six months ended June 30, 2025 and 2024. For additional details of our cash flows, see our semi-annual consolidated statement of cash flows included within our Semi-Annual Condensed Consolidated Financial Statements elsewhere in this Semi-Annual Report.

	For the six months ended June 30,
	2025	2024
	(€ million)
Cash and cash equivalents at beginning of the period	1,742	1,122
Cash flows from operating activities	1,242	820
Cash flows used in investing activities	(463)	(462)
Cash flows used in financing activities	(990)	(150)
Translation exchange differences	(13)	2
Total change in cash and cash equivalents	(224)	210
Cash and cash equivalents at end of the period	1,518	1,332

For the six months ended June 30, 2025 cash and cash equivalents held by the Group decreased by €224 million compared to an increase of €210 million for the six months ended June 30, 2024. The decrease of €434 million in cash and cash equivalents generated in the six months ended June 30, 2025 compared to the prior year was primarily attributable to the combined effects of:
(i)an increase in cash flows used in financing activities of €840 million, driven by (i) an increase in repayments of debt of €425 million (mainly driven by the full repayment of a bond upon maturity for €451 million), (ii) a decrease in proceeds from debt of €186 million, (iii) an increase in share repurchases of €140 million, and (iv) an increase in dividends paid to owners of €89 million;
partially offset by:
(ii)an increase in cash flows generated by operating activities of €422 million, primarily driven by (i) an increase in net profit excluding non-cash items of €127 million, (ii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €97 million, and (iii) an increase from other operating assets and liabilities of €229 million, primarily driven by advances received for cars (mainly the F80) and sponsorship agreements.
Cash flows used in investing activities of €463 million in the first half of 2025 were substantially flat compared to €462 million in the first half of 2024, as higher investments in property, plant and equipment were substantially offset by lower investments in intangible assets.
Operating Activities - Six Months Ended June 30, 2025
    Our cash flows from operating activities for the six months ended June 30, 2025 were €1,242 million, primarily the result of:
(i)net profit of €837 million, adjusted for €236 million of income tax expense, €308 million for depreciation and amortization expense, €21 million of financial expenses, net, and net other non-cash expenses of €50 million (including provisions accrued); and

(ii)€182 million of cash generated from the change in other operating assets and liabilities, primarily driven by advances received for cars (mainly the F80) and sponsorship agreements;
partially offset by:
(iii)€121 million of cash absorbed from inventories, trade receivables and trade payables, primarily attributable to trade receivables for €82 million driven by sponsorship agreements and inventories for €69 million driven by production planning, partially offset by higher trade payables for €30 million;
(iv)€51 million related to cash absorbed by receivables from financing activities driven by growth of the financial services portfolio;
(v)€46 million of net finance costs paid; and
(vi)€174 million of income taxes paid.
Operating Activities - Six Months Ended June 30, 2024
Our cash flows from operating activities for the six months ended June 30, 2024 were €820 million, primarily the result of:
(i)net profit of €765 million, adjusted for €186 million of income tax expense, €321 million for depreciation and amortization expense, €2 million of financial expenses, net, and net other non-cash expenses of €88 million (including provisions accrued);
partially offset by:
(ii)€218 million of cash absorbed from inventories, trade receivables and trade payables, primarily attributable to inventories for €157 million driven by production planning and an enriched product mix, and trade receivables for €72 million driven by higher car volumes and product mix, as well as sponsorship agreements, partially offset by higher trade payables for €11 million;
(iii)€73 million related to cash absorbed by receivables from financing activities driven by growth of the financial services portfolio;
(iv)€47 million of cash absorbed from the change in other operating assets and liabilities;
(v)€15 million of net finance costs paid; and
(vi)€189 million of income taxes paid.
Investing Activities - Six Months Ended June 30, 2025
    For the six months ended June 30, 2025 our net cash used in investing activities was €463 million, primarily attributable to capital expenditures of (i) €234 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €229 million for property, plant and equipment. For a detailed analysis of investments in intangible assets and property, plant and equipment see “Capital Expenditures” below.
Investing Activities - Six Months Ended June 30, 2024
For the six months ended June 30, 2024 our net cash used in investing activities was €462 million, primarily attributable to capital expenditures of (i) €246 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €217 million for property, plant and equipment. For a detailed analysis of investments in intangible assets and property, plant and equipment see “Capital Expenditures” below.
Financing Activities - Six Months Ended June 30, 2025
For the six months ended June 30, 2025, net cash used in financing activities was €990 million, primarily the result of:

(i)€502 million of dividends paid (of which €498 million was to owners of the parent and €4 million was to non-controlling interests);
(ii)€424 million to repurchase common shares under the Company’s share repurchase program, including €300 million for the repurchase of 666,666 common shares as a purchaser following the accelerated bookbuild offering (“ABO”) made by Exor N.V. on February 26, 2025, as well as €20 million the Sell-to-Cover practice under the Group’s equity incentive plans;
(iii)€451 million for the full repayment upon maturity of a bond previously issued in 2020;
(iv)€39 million for repayments of borrowings from banks and other financial institutions;
(v)€35 million for repayments of lease liabilities and other debt; and
(vi)€23 million for repayments related to our revolving securitization programs in the United States;
partially offset by:
(vii)€400 million in proceeds from new bank borrowings;
(viii)€73 million in proceeds related to our revolving securitization programs in the United States; and
(ix)€11 million in proceeds from other debt.
Financing Activities - Six Months Ended June 30, 2024
For the six months ended June 30, 2024, net cash used in financing activities was €150 million, primarily the result of:
(i)€414 million of dividends paid to owners;
(ii)€284 million to repurchase common shares under the Company’s share repurchase program (including the Sell-to-Cover practice under the Group’s equity incentive plans);
(iii)€66 million for repayments of borrowings from banks and other financial institutions;
(iv)€43 million for repayments of lease liabilities and other debt; and
(v)€13 million for repayments related to our revolving securitization programs in the United States;
partially offset by:
(vi)€496 million in proceeds from the issuance of a new bond with a principal amount of €500 million that is due in 2030;
(vii)€77 million in proceeds related to our revolving securitization programs in the United States;
(viii)€75 million in proceeds from new bank borrowings; and
(ix)€22 million in proceeds from other debt.

Capital Expenditures
Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures were €524 million and €527 million for the six months ended June 30, 2025 and 2024, respectively.
    The following table sets forth a breakdown of capital expenditures by category for each of the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025	2024
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	220	233
Patents, concessions and licenses	8	8
Other intangible assets	6	5
Total intangible assets	234	246
Property, plant and equipment
Land and industrial buildings	6	35
Plant, machinery and equipment	38	41
Other assets	61	40
Advances and assets under construction	185	165
Total property, plant and equipment	290	281
of which right-of-use assets recognized in accordance with IFRS 16	61	64
Total capital expenditures	524	527

Intangible assets
Our total capital expenditures in intangible assets were €234 million and €246 million for the six months ended June 30, 2025, and 2024, respectively.
The most significant investments in intangible assets relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to the engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden and innovate our product portfolio and our ongoing investments in advanced technologies (including hybrid and electric), as well as the in-house development of key components used in our cars, which are necessary to provide continuing performance upgrades to our customers.
For the six months ended June 30, 2025 we invested €220 million in externally acquired and internally generated development costs, of which €92 million related to the development of models to be launched in future years and €128 million primarily related to the development of our current product portfolio and components.
For the six months ended June 30, 2024 we invested €233 million in externally acquired and internally generated development costs, of which €141 million related to the development of models to be launched in future years and €92 million primarily related to the development of our current product portfolio and components.
Property, plant and equipment
Our total capital expenditures in property, plant and equipment were €290 million and €281 million for the six months ended June 30, 2025 and 2024, respectively, of which €61 million and €64 million related to right-of-use assets, respectively.
For the six months ended June 30, 2025 and 2024, we made significant investments in infrastructure in line with our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches.
In particular, we made investments for:
•the new paint shop; and
•car and engine production lines (including for models to be launched in future years), as well as in our personalization programs.

At June 30, 2025, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €369 million (€397 million at December 31, 2024), reflecting significant investments we are making in expanding our vehicle architectures and accelerated innovation in hybrid and electric powertrains, as well as in infrastructure, including the new paint shop.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance and financial position using several non-GAAP financial measures, including several adjusted measures which present how the underlying business has performed prior to the impact of adjusting items, which may obscure the underlying performance and impair comparability of results between periods. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve the ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. Management also uses these measures for budgeting and business plans, performance monitoring, management remuneration and external reporting purposes.
In particular, we present the following non-GAAP financial measures, which are further described below: EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net (Debt)/Cash, Net Industrial (Debt)/Cash, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis.
While similar measures are widely used in the industry in which we operate, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards.
EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, financial expenses, net, and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2025 and 2024, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ million)
Net profit	425	413	837	765
Income tax expense	120	98	236	186
Financial expenses, net	7	—	21	2
Operating profit (EBIT)	552	511	1,094	953
Amortization and depreciation	157	158	308	321
EBITDA	709	669	1,402	1,274
Adjustments	—	—	—	—
Adjusted EBITDA	709	669	1,402	1,274

Adjusted Operating Profit (Adjusted EBIT)
    Adjusted Operating Profit (Adjusted EBIT) represents operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the three and six months ended June 30, 2025 and 2024. There were no adjustments impacting operating profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ million)
Operating profit (EBIT)	552	511	1,094	953
Adjustments	—	—	—	—
Adjusted Operating Profit (Adjusted EBIT)	552	511	1,094	953

Adjusted Net Profit
    Adjusted Net Profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents net profit and Adjusted Net Profit for the three and six months ended June 30, 2025 and 2024. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ million)
Net profit	425	413	837	765
Adjustments	—	—	—	—
Adjusted Net Profit	425	413	837	765

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share
Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the three and six months ended June 30, 2025 and 2024. There were no adjustments impacting Basic Earnings per Common Share and Diluted Earnings per Common Share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the three months ended June 30,		For the six months ended June 30,
		2025	2024	2025	2024
Net profit attributable to owners of the Company	€ million	424	412	836	763
Weighted average number of common shares for basic earnings per share	thousand	178,216	179,952	178,437	180,101
Basic earnings per common share		€2.38	2.29	4.68	4.24
Adjustments		€—	—	—	—
Adjusted Basic Earnings per Common Share		€2.38	2.29	4.68	4.24

Weighted average number of common shares for diluted earnings per share (1)	thousand	178,427	180,206	178,648	180,355
Diluted earnings per common share		€2.38	2.29	4.68	4.23
Adjustments		€—	—	—	—
Adjusted Diluted Earnings per Common Share		€2.38	2.29	4.68	4.23

(1)    For the three and six months ended June 30, 2025 and 2024, the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested).

See Note 13 “Earnings per Share” to the Semi-Annual Condensed Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Net (Debt)/Cash and Net Industrial (Debt)/Cash
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial (Debt)/Cash, together with Net (Debt)/Cash, are the primary measures used by us to analyze our capital structure and financial leverage.
•Net (Debt)/Cash is defined as debt less cash and cash equivalents and is composed of Net Industrial (Debt)/Cash and Net (Debt)/Cash of Financial Services Activities, which are both defined below.

•Net Industrial (Debt)/Cash is defined as debt of our industrial activities less cash and cash equivalents of our industrial activities. Net Industrial (Debt)/Cash represents our Net (Debt)/Cash less our Net (Debt)/Cash of Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Net (Debt)/Cash of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Group’s financial services activities relate to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States.

The following table presents our Net (Debt)/Cash, Net (Debt)/Cash of Financial Services Activities and Net Industrial (Debt)/Cash at June 30, 2025 and December 31, 2024.

	At June 30, 2025			At December 31, 2024
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Asset-backed financing (Securitizations)	(1,235)	(1,235)	—	(1,342)	(1,342)	—
Bonds and notes	(950)	—	(950)	(1,413)	—	(1,413)
Borrowings from banks and other financial institutions	(768)	(56)	(712)	(415)	(63)	(352)
Lease liabilities	(168)	—	(168)	(126)	—	(126)
Other debt	(37)	(32)	(5)	(56)	(51)	(5)
Total debt with third parties	(3,158)	(1,323)	(1,835)	(3,352)	(1,456)	(1,896)

Intercompany (1)	—	(38)	38	—	(29)	29
Total debt, net of intercompany	(3,158)	(1,361)	(1,797)	(3,352)	(1,485)	(1,867)

Cash and cash equivalents	1,518	59	1,459	1,742	55	1,687

Net (Debt)/Cash	(1,640)	(1,302)	(338)	(1,610)	(1,430)	(180)
_____________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.

For additional information relating to our debt, see Note 23 “Debt” to the Semi-Annual Consolidated Financial Statements included elsewhere in this document.
The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, which amounted to €1,519 million at June 30, 2025 and €1,662 million at December 31, 2024. For further details relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Semi-Annual Consolidated Financial Statements included elsewhere in this document.

Cash and cash equivalents

    Cash and cash equivalents amounted to €1,518 million at June 30, 2025 compared to €1,742 million at December 31, 2024.

At June 30, 2025, 87 percent of our cash and cash equivalents were denominated in Euro (88 percent at December 31, 2024). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in countries outside of Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including cash held in foreign currencies), which amounted to €35 million at June 30, 2025 (€63 million at December 31, 2024), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At June 30, 2025	At December 31, 2024
	(€ million)
Euro	1,322	1,536
U.S. Dollar	118	108
Chinese Yuan	34	63
Japanese Yen	11	3
Pound Sterling	9	8
Other currencies	24	24
Total	1,518	1,742

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €58 million at June 30, 2025 (€54 million at December 31, 2024).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at June 30, 2025 was €2,068 million (€2,292 million at December 31, 2024).

    The following table summarizes our total available liquidity:

	At June 30, 2025	At December 31, 2024
	(€ million)
Cash and cash equivalents	1,518	1,742
Undrawn committed credit lines	550	550
Total available liquidity	2,068	2,292
The undrawn committed credit lines at June 30, 2025 and December 31, 2024 relate to revolving credit facilities. For further details relating to our debt, see Note 23 “Debt” in the Semi-Annual Condensed Consolidated Financial Statements included elsewhere in this document.
Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance and cash flow generation. These measures are not representative of residual cash flows available for discretionary purposes.

•Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), and intangible assets. Free Cash Flow is composed of Free Cash Flow from Industrial Activities and Free Cash Flow from Financial Services Activities, which are both defined below.

•Free Cash Flow from Industrial Activities is defined as cash flows from operating activities of our industrial activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets of our industrial activities. Free Cash Flow from Industrial Activities represents our Free Cash Flow less our Free Cash Flow from Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets of our financial services activities. The Group’s financial services activities relate only to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. Its cash flows from operating activities are mainly driven by the change in its financial receivables portfolio (receivables from financing activities), as well as its operating result during the period.

    The following table presents our Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
	2025			2024
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from operating activities (1)	1,242	(39)	1,281	820	(59)	879
Investments in property, plant and equipment and intangible assets	(463)	—	(463)	(463)	—	(463)
Free Cash Flow	779	(39)	818	357	(59)	416
___________________________
(1)Financial services activities mainly reflects the outflows derived from the increase in the financial receivables portfolio (the change in receivables from financing activities in the semi-annual condensed consolidated statement of cash flows) of €50.7 million and €72.9 million for the six months ended June 30, 2025 and 2024, respectively.
Free Cash Flow for the six months ended June 30, 2025 was €779 million, an increase of €422 million compared to €357 million for the six months ended June 30, 2024. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.
Free Cash Flow from Industrial Activities for the six months ended June 30, 2025 was €818 million compared to €416 million for the six months ended June 30, 2024. The increase in Free Cash Flow from Industrial Activities of €402 million was primarily attributable to (i) an increase in net profit excluding non-cash items of €127 million, (ii) a decrease in cash absorbed from inventories, trade receivables and trade payables of €97 million, and (iii) an increase from other operating assets and liabilities of €229 million, primarily driven by advances received for cars (mainly the F80) and sponsorship agreements.
Constant Currency Information
    The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging transactions. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging transactions. We calculate constant currency by (i) eliminating the variances of any foreign currency hedging transactions, (ii) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, and (iii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity (see Note 5 “Other Information” to the Semi-Annual Condensed Consolidated Financial Statements, included in this Semi-Annual Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2024 filed with the AFM and the SEC on February 21, 2025. All such risks factors should be read in conjunction with this Semi-Annual Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook

Stronger confidence in the 2025 guidance, based on the following assumptions for the year:
•Positive product and country mix, along with strong personalizations
•Improved contribution from racing activities, reflecting higher sponsorships as well as commercial revenues linked to the better Formula 1 ranking achieved in 2024
•Lifestyle activities to expand its revenues growth rate, while investing to accelerate development and enlarge the network
•Continuous brand investments, higher racing and digital transformation expenses
•Increased costs implied by the ongoing supply chain challenges
•Higher effective tax rate in connection to the change of the Patent Box regime
•Robust Industrial free cash flow generation driven by strong profitability, partially offset by capital expenditures more contained versus prior year

The 50 bps risk on percentage margins – outlined on March 27, 2025 following the introduction of higher import tariffs applicable to cars, spare parts and other goods originating in the EU imported in the US – has been removed as a consequence of the recent agreement on lower levels reached between the US and the EU, as well as of lower industrial costs expected in the second part of the year compared to initial expectations.

(€B, unless otherwise stated)	2024A	2025 GUIDANCE	GROWTH VS 2024
NET REVENUES	6.7	>7.0	≥5%
ADJ. EBITDA (margin %)	2.56 38.3%	≥2.68 ≥38.3%	≥5%
ADJ. OPERATING PROFIT (EBIT) (margin %)	1.89 28.3%	≥2.03 ≥29.0%	≥7%
ADJ. DILUTED EPS (€)	8.46(1)	≥8.60(1)	≥2%
INDUSTRIAL FCF	1.03	≥1.20	≥17%
____________________________
(1)Calculated using the weighted average diluted number of common shares at December 31, 2024 (179,992 thousand).

FERRARI N.V.
SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025
(UNAUDITED)

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED INCOME STATEMENT
for the three and six months ended June 30, 2025 and 2024
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2025	2024	2025	2024
		(€ thousand)
Net revenues	6	1,787,553	1,712,059	3,578,303	3,296,688
Cost of sales	7	846,590	856,561	1,704,081	1,638,194
Selling, general and administrative costs	8	159,970	142,883	309,039	266,857
Research and development costs	9	224,991	204,359	457,782	435,501
Other expenses/(income), net	10	6,454	(939)	18,189	6,383
Result from investments		2,820	1,931	5,418	3,447
Operating profit (EBIT)		552,368	511,126	1,094,630	953,200
Financial income	11	74,636	35,201	120,172	67,287
Financial expenses	11	82,008	35,668	141,536	69,560
Financial expenses, net	11	7,372	467	21,364	2,273
Profit before taxes		544,996	510,659	1,073,266	950,927
Income tax expense	12	119,900	97,377	236,119	185,431
Net profit		425,096	413,282	837,147	765,496
Net profit attributable to:
Owners of the parent		424,266	412,114	835,909	763,488
Non-controlling interests		830	1,168	1,238	2,008

Basic earnings per common share (in €)	13	2.38	2.29	4.68	4.24
Diluted earnings per common share (in €)	13	2.38	2.29	4.68	4.23

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2025 and 2024
(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2025	2024	2025	2024
		(€ thousand)
Net profit		425,096	413,282	837,147	765,496
Gains/(Losses) on cash flow hedging instruments	20	108,202	(10,765)	176,100	(26,121)
Exchange differences on translating foreign operations	20	(8,926)	2,010	(16,347)	5,999
Related tax impact	20	(30,231)	2,898	(49,194)	7,043
Total other comprehensive income/(loss), net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)		69,045	(5,857)	110,559	(13,079)
Total comprehensive income		494,141	407,425	947,706	752,417
Total comprehensive income attributable to:
Owners of the parent		493,673	406,224	947,039	750,326
Non-controlling interests		468	1,201	667	2,091

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2025 and at December 31, 2024
(Unaudited)

	Note	At June 30, 2025	At December 31, 2024
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,613,696	1,545,664
Property, plant and equipment	15	1,964,978	1,828,784
Investments and other financial assets	16	89,337	80,822
Deferred tax assets		243,891	236,791
Total non-current assets		4,697,084	4,477,243
Inventories	17	1,126,253	1,088,194
Trade receivables	18	416,844	349,176
Receivables from financing activities	18	1,518,546	1,661,632
Tax receivables	18	18,564	15,918
Other current assets	18	212,200	137,763
Current financial assets	19	143,436	25,006
Cash and cash equivalents	29	1,518,454	1,742,214
Total current assets		4,954,297	5,019,903
Total assets		9,651,381	9,497,146

Equity and liabilities
Equity attributable to owners of the parent		3,541,779	3,533,946
Non-controlling interests		5,511	9,292
Total equity	20	3,547,290	3,543,238

Employee benefits		81,564	134,147
Provisions	22	195,717	206,212
Deferred tax liabilities		226,387	110,016
Debt	23	3,157,902	3,351,888
Other liabilities	24	1,467,995	1,106,221
Other financial liabilities	19	1,847	61,894
Trade payables	25	931,015	945,657
Tax payables		41,664	37,873
Total equity and liabilities		9,651,381	9,497,146

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
for the six months ended June 30, 2025 and 2024
(Unaudited)

		For the six months ended June 30,
	Note	2025	2024
		(€ thousand)
Cash and cash equivalents at the beginning of the period	29	1,742,214	1,121,981

Cash flows from operating activities:
Net profit		837,147	765,496
Income tax expense	12	236,119	185,431
Amortization and depreciation	14, 15	307,599	321,148
Provision accruals	22	29,199	26,243
Result from investments	16	(5,418)	(3,447)
Financial income	11	(120,172)	(67,287)
Financial expenses	11	141,536	69,560
Other non-cash expenses, net	29	25,259	65,094
Change in inventories	17	(69,153)	(157,218)
Change in trade receivables	18	(82,090)	(71,608)
Change in trade payables	25	30,119	10,691
Change in receivables from financing activities	26	(50,685)	(72,943)
Change in other operating assets and liabilities		181,649	(46,917)
Finance income received		22,328	23,740
Finance costs paid		(68,018)	(39,019)
Income tax paid		(173,605)	(188,548)
Total cash flows from operating activities		1,241,814	820,416

Cash flows used in investing activities:
Investments in property, plant and equipment	15	(229,236)	(216,780)
Investments in intangible assets	14	(233,537)	(246,175)
Change in investments and other financial assets		(458)	—
Proceeds from the sale of property, plant and equipment and intangible assets	14, 15	323	140
Proceeds from the sale of securities		—	463
Total cash flows used in investing activities		(462,908)	(462,352)

Cash flows used in financing activities:
Proceeds from bonds and notes	23	—	496,145
Repayments of bonds and notes	23	(450,963)	—
Proceeds from securitizations	23	72,521	77,356
Repayments of securitizations	23	(22,644)	(13,053)
Proceeds from borrowings from banks and other financial institutions	23	400,000	75,000
Repayments of borrowings from banks and other financial institutions	23	(39,166)	(65,539)
Proceeds from other debt	23	11,178	21,699
Repayments of other debt	23	(24,918)	(33,833)
Repayments of lease liabilities	23	(10,239)	(10,120)
Dividends paid to owners of the parent		(497,890)	(413,525)
Dividends paid to non-controlling interests		(4,448)	—
Share repurchases	20	(423,676)	(283,772)
Total cash flows used in financing activities		(990,245)	(149,642)

Translation exchange differences		(12,421)	1,728

Total change in cash and cash equivalents		(223,760)	210,150
Cash and cash equivalents at the end of the period	29	1,518,454	1,332,131
The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
SEMI-ANNUAL CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six months ended June 30, 2025 and 2024
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2023	2,573	2,993,422	26,352	46,710	(8,169)	3,060,888	9,734	3,070,622
Net profit	—	763,488	—	—	—	763,488	2,008	765,496
Other comprehensive (loss)/income	—	—	(19,078)	5,916	—	(13,162)	83	(13,079)
Total comprehensive income	—	763,488	(19,078)	5,916	—	750,326	2,091	752,417
Dividends to owners of the parent	—	(439,918)	—	—	—	(439,918)	—	(439,918)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,788)	(4,788)
Share repurchases	—	(283,772)	—	—	—	(283,772)	—	(283,772)
Share-based compensation	—	12,318	—	—	—	12,318	—	12,318
At June 30, 2024	2,573	3,045,538	7,274	52,626	(8,169)	3,099,842	7,037	3,106,879

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2024	2,573	3,518,258	(36,848)	58,648	(8,685)	3,533,946	9,292	3,543,238
Net profit	—	835,909	—	—	—	835,909	1,238	837,147
Other comprehensive income/(loss)	—	—	126,906	(15,776)	—	111,130	(571)	110,559
Total comprehensive income	—	835,909	126,906	(15,776)	—	947,039	667	947,706
Dividends to owners of the parent	—	(532,158)	—	—	—	(532,158)		(532,158)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,448)	(4,448)
Share repurchases	—	(423,676)	—	—	—	(423,676)	—	(423,676)
Share-based compensation	—	16,628	—	—	—	16,628	—	16,628
At June 30, 2025	2,573	3,414,961	90,058	42,872	(8,685)	3,541,779	5,511	3,547,290
.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 181 authorized dealers operating 197 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 15 Ferrari-owned directly operated stores and 2 franchised stores (as of June 30, 2025), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari Endurance Teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

2. AUTHORIZATION OF THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Semi-Annual Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on July 31, 2025, and have been prepared in compliance with IAS 34 — Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The Semi-Annual Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2024 (the “Annual Consolidated Financial Statements”), which have been prepared in accordance with IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. The designation IFRS Accounting Standards also includes International Accounting Standards (“IAS® Standards”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC® Interpretations’” and “SIC® Interpretations”). The accounting policies adopted are consistent with those used at December 31, 2024.

3. BASIS OF PREPARATION FOR SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions are modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates and judgments” in Note 2 “Material accounting policies” of the Annual Consolidated Financial Statements for a detailed description of the material accounting policies applied by the Group.
    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
New amendments effective from January 1, 2025
In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. The amendments were effective for the Group from January 1, 2025 and there was no impact from their adoption.

New standards and amendments not yet effective

    The standards, amendments and interpretations issued by the IASB that will have mandatory application in 2026 or subsequent years are listed below:

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, which introduces new concepts relating to: (i) the structure of the statement of profit or loss, (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (management-defined performance measures), and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The standard is effective on or after January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard.

In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. The standard is effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of this standard.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements; and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

In December 2024, the IASB issued Amendments for nature-dependent electricity contracts which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs), in the light of the increased use of these contracts. The amendments are effective on or after January 1, 2026 and earlier application is permitted. The Group is evaluating the potential impact from the adoption of these amendments.

Scope of consolidation
There were no changes in the scope of consolidation for the periods presented in these Semi-Annual Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Semi-Annual Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Annual Consolidated Financial Statements.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	Average for the six months ended June 30,	At June 30,	Average for the six months ended June 30,	At June 30,	At December 31,
	2025		2024
U.S. Dollar	1.0927	1.1720	1.0813	1.0705	1.0389
Pound Sterling	0.8423	0.8555	0.8546	0.8464	0.8292
Swiss Franc	0.9414	0.9347	0.9615	0.9634	0.9412
Japanese Yen	162.1195	169.1700	164.4613	171.9400	163.0600
Chinese Yuan	7.9238	8.3970	7.8011	7.7748	7.5833
Australian Dollar	1.7229	1.7948	1.6422	1.6079	1.6772
Canadian Dollar	1.5400	1.6027	1.4685	1.4670	1.4948
Singapore Dollar	1.4461	1.4941	1.4561	1.4513	1.4164
Hong Kong Dollar	8.5168	9.2001	8.4540	8.3594	8.0686

6. NET REVENUES
    Net revenues are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ thousand)
Revenues from:
Cars and spare parts	1,506,819	1,473,417	3,043,133	2,855,841
Sponsorship, commercial and brand	204,514	167,799	395,855	312,635
Other	76,220	70,843	139,315	128,212
Total net revenues	1,787,553	1,712,059	3,578,303	3,296,688
Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the sale of engines to other Formula 1 racing teams and, for the three and six months ended June 30, 2024 only, from residual sales of engines to Maserati, for which the contract expired in December 2023.
Interest and other financial income from financial services activities included within other net revenues for the three months ended June 30, 2025 and 2024 amounted to €34,963 thousand and €32,505 thousand, respectively, and for the six months ended June 30, 2025 and 2024 amounted to €69,726 thousand and €61,429 thousand, respectively.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
7. COST OF SALES
    Cost of sales for the three months ended June 30, 2025 and 2024 amounted to €846,590 thousand and €856,561 thousand, respectively, and for the six months ended June 30, 2025 and 2024 amounted to €1,704,081 thousand and €1,638,194 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also includes depreciation and amortization, insurance, transportation costs and warranty and product-related costs, as well as costs related to engines rented to other Formula 1 racing teams and, for the three and six months ended June 30, 2024 only, costs related to engines sold to Maserati.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended June 30, 2025 and 2024 amounted to €25,175 thousand and €22,197 thousand, respectively, and for the six months ended June 30, 2025 and 2024 amounted to €49,247 thousand and €40,080 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling, general and administrative costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ thousand)
Selling costs	94,661	77,740	176,740	143,148
General and administrative costs	65,309	65,143	132,299	123,709
Total selling, general and administrative costs	159,970	142,883	309,039	266,857

Selling costs consist mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows and media and client events for the launch of new models, lifestyle events (including the use of digital solutions), as well as indirect marketing costs incurred mainly through the Formula 1 racing team, Scuderia Ferrari.

    General and administrative costs consist mainly of administration and other general expenses that are not directly attributable to manufacturing, sales or research and development activities, including for personnel and the continuous development of the Group’s digital infrastructure.

9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ thousand)
Research and development costs expensed during the period	146,157	125,700	305,744	272,151
Amortization of capitalized development costs	78,834	78,659	152,038	163,350
Total research and development costs	224,991	204,359	457,782	435,501
    Research and development costs expensed during the period primarily relate to research and development activities for Formula 1 racing as well as development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new and advanced technologies.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
10. OTHER EXPENSES AND OTHER INCOME
    Other expenses and other income are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ thousand)
Other expenses	10,106	7,391	28,013	16,957
Other income	(3,652)	(8,330)	(9,824)	(10,574)
Total other expenses/(income), net	6,454	(939)	18,189	6,383

Other expenses mainly related to indirect taxes, provisions, and other miscellaneous expenses and other income mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

11. FINANCIAL EXPENSES AND FINANCIAL INCOME
Financial expenses and financial income are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ thousand)
Foreign exchange gains	62,244	21,687	95,862	41,951
Interest income	5,078	8,537	11,358	15,495
Other financial income	7,314	4,977	12,952	9,841
Financial income	74,636	35,201	120,172	67,287
Foreign exchange losses	69,702	24,178	116,305	49,116
Interest expenses	12,188	11,313	25,000	20,099
Other financial expenses	118	177	231	345
Financial expenses	82,008	35,668	141,536	69,560
Financial expenses, net	7,372	467	21,364	2,273
Financial expenses primarily relate to foreign exchange losses, including the net costs of hedging, and interest expenses on debt.
Financial income primarily relates to foreign exchange gains and interest income on cash and cash equivalents.
Interest and other financial income, and interest expenses and other financial charges, from financial services activities are recognized within net revenues and cost of sales, respectively.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ thousand)
Current tax expense	86,498	126,912	192,815	224,590
Deferred tax expense/(benefit)	34,160	(27,019)	44,046	(36,643)
Taxes relating to prior periods	(758)	(2,516)	(742)	(2,516)
Total income tax expense	119,900	97,377	236,119	185,431
Income tax expense amounted to €119,900 thousand and €97,377 thousand for the three months ended June 30, 2025 and 2024, respectively, and €236,119 thousand and €185,431 thousand for the six months ended June 30, 2025 and 2024, respectively.
The effective tax rate was 22.0 percent for the six months ended June 30, 2025 compared to 19.5 percent for the six months ended June 30, 2024. Income taxes for the prior year benefited from the coexistence of two successive Patent Box tax regimes, which provide tax benefits for companies using intangible assets.2 In accordance with applicable legislation, from 2025 the Group continues to apply the new Patent Box regime only.
The change from a deferred tax benefit to a deferred tax expense was primarily attributable to the reversal of deferred tax liabilities related to the previous patent box tax regime.
Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) for the six months ended June 30, 2025 and 2024 amounted to €33,784 thousand and €27,320 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of six months ended June 30, 2025 and 2024, respectively.
The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of common shares issued and outstanding during the period.

The following table provides the amounts used in the calculation of basic earnings per share for the three and six months ended June 30, 2025 and 2024:

		For the three months ended June 30,		For the six months ended June 30,
		2025	2024	2025	2024
Profit attributable to owners of the Company	€ thousand	424,266	412,114	835,909	763,488
Weighted average number of common shares for basic earnings per share	thousand	178,216	179,952	178,437	180,101
Basic earnings per share	€	2.38	2.29	4.68	4.24
2 The Patent Box regime firstly introduced by the Italian Law No. 190/2014 was implemented by the Group from 2020 to 2024, recognizing the tax benefit over three annual installments. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allows for a transitional period where both regimes coexist until 2024 when the original regime ended.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

    Diluted earnings per share
    For the three and six months ended June 30, 2025 and 2024, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 “Share-Based Compensation” for additional details on the Group’s equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the three and six months ended June 30, 2025 and 2024:

		For the three months ended June 30,		For the six months ended June 30,
		2025	2024	2025	2024
Profit attributable to owners of the Company	€ thousand	424,266	412,114	835,909	763,488
Weighted average number of common shares for diluted earnings per share	thousand	178,427	180,206	178,648	180,355
Diluted earnings per share	€	2.38	2.29	4.68	4.23

The following table provides a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share:

	For the three months ended June 30,		For the six months ended June 30,
Number of shares	2025	2024	2025	2024
Weighted average number of common shares for basic earnings per share	178,216	179,952	178,437	180,101
Adjustments for calculation of diluted earnings per share:
Share-based compensation	211	254	211	254
Weighted average number of common shares for diluted earnings per share	178,427	180,206	178,648	180,355

14. INTANGIBLE ASSETS
The following table summarizes the changes in the carrying amount of intangible assets for the six months ended June 30, 2025:

	Balance at December 31, 2024	Additions	Disposals	Amortization	Translation differences and other	Balance at June 30, 2025
	(€ thousand)
Intangible assets	1,545,664	233,537	(1,258)	(165,619)	1,372	1,613,696
    Additions of €233,537 thousand primarily related to externally acquired and internally generated development costs to support the development of the Group’s existing and future models.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
15. PROPERTY, PLANT AND EQUIPMENT
The following table summarizes the changes in the carrying amount of property, plant and equipment for the six months ended June 30, 2025:

	Balance at December 31, 2024	Additions	Divestitures	Depreciation	Translation differences and other	Balance at June 30, 2025
	(€ thousand)
Property, plant and equipment	1,828,784	290,161	(3,218)	(141,980)	(8,769)	1,964,978
At June 30, 2025 property, plant and equipment included €152,996 thousand of right-of-use assets (€116,371 thousand at December 31, 2024).
The following table summarizes the changes in the carrying amount of right-of-use assets for the six months ended June 30, 2025:

	Balance at December 31, 2024	Additions	Divestitures	Depreciation	Translation differences and other	Balance at June 30, 2025
	(€ thousand)
Right-of-use assets	116,371	60,925	(2,229)	(16,312)	(5,759)	152,996

Additions of €60,925 thousand primarily related to a new Ferrari store in New York City. For the six months ended June 30, 2025 depreciation of right-of-use assets amounted to €16,312 thousand and interest expense on lease liabilities amounted to €2,845 thousand (€13,147 thousand and €2,039 thousand respectively for the six months ended June 30, 2024).
At June 30, 2025 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €369,471 thousand (€397,473 thousand at December 31, 2024), reflecting significant investments the Group is making in expanding its vehicle architectures and accelerated innovation in hybrid and electric powertrains, as well as in infrastructure, including the new paint shop.

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Investments accounted for using the equity method	68,866	63,438
Other securities and financial assets	20,471	17,384
Total investments and other financial assets	89,337	80,822

Investments accounted for using the equity method
Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a partnership with CA Auto Bank S.p.A. (Crédit Agricole group) that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). Investments accounted for using the equity method also relate to the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Changes in the carrying amount of the investments during the period were as follows:

(€ thousand)
Balance at December 31, 2024	63,438
Proportionate share of net profit for the period from January 1, 2025 to June 30, 2025	5,418
Other changes	10
Balance at June 30, 2025	68,866
Other securities and financial assets
    Other securities and financial assets primarily include Series C Formula One Group Common Stock of Liberty Media Corporation (the “Liberty Media Shares”), the group responsible for the promotion of the Formula 1 World Championship, which are measured at fair value and amounted to €17,698 thousand at June 30, 2025 (€15,816 thousand at December 31, 2024).

17. INVENTORIES
Inventories are as follows:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Raw materials	229,706	222,243
Semi-finished goods	218,140	239,388
Finished goods	678,407	626,563
Total inventories	1,126,253	1,088,194
The amount of inventory write-downs recognized as an expense within cost of sales was €14,174 thousand and €22,010 thousand for the six months ended June 30, 2025 and 2024 , respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

Current receivables and other current assets are as follows:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Receivables from financing activities	1,518,546	1,661,632
Trade receivables	416,844	349,176
Current tax receivables	18,564	15,918
Other current assets	212,200	137,763
Total	2,166,154	2,164,489

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Receivables from financing activities

    Receivables from financing activities are as follows:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Client financing	1,518,546	1,661,632
Total	1,518,546	1,661,632

Receivables from financing activities relate to the financial services portfolio in the United States and are denominated in U.S. Dollars. The receivables are generally secured on the title of cars or other guarantees.

The decrease during the period was attributable to the depreciation of the U.S. Dollar compared to the Euro.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
Current financial assets are as follows:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Financial derivatives	135,540	19,350
Other financial assets	7,896	5,656
Current financial assets	143,436	25,006
    At June 30, 2025 and December 31, 2024, financial derivatives mainly include foreign currency derivative contracts used by the Group to hedge the exposure to fluctuations in the Euro/U.S. Dollar exchange rate for sales in U.S. Dollars.

The following table provides a breakdown of derivative assets and liabilities at June 30, 2025 and December 31, 2024.

	At June 30, 2025		At December 31, 2024
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	128,152	(1,331)	11,591	(58,911)
Interest rate caps	2,100	—	5,547	—
Total cash flow hedges	130,252	(1,331)	17,138	(58,911)
Other foreign currency derivatives	5,288	(516)	2,212	(2,983)
Total	135,540	(1,847)	19,350	(61,894)
Foreign exchange derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.
At June 30, 2025 and December 31, 2024, substantially all derivative financial instruments had a maturity of twelve months or less.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
20. EQUITY
    Share capital
    At June 30, 2025 and December 31, 2024 the fully paid up share capital of the Company was €2,573 thousand. The following table summarizes the number of common shares and special voting shares of the Company at June 30, 2025 and December 31, 2024, each of which has a nominal value of €0.01.

	Common shares			Special voting shares
	Total	Outstanding	Held in treasury	Total	Outstanding	Held in treasury
At December 31, 2024	193,923,499	179,044,331	14,879,168	63,349,112	63,332,873	16,239
Shares repurchased under share repurchase program (1)	—	(906,709)	906,709	—	—	—
Shares assigned under equity incentive plans (2)	—	79,902	(79,902)	—	—	—
ABO (3)	—	—	—	—	(6,666,667)	6,666,667
Other changes (4)	—	—	—	—	(65)	65
At June 30, 2025	193,923,499	178,217,524	15,705,975	63,349,112	56,666,141	6,682,971

Percentage of shares held in treasury	At June 30, 2025	At December 31, 2024
Total shares (common shares and special voting shares)	8.70%	5.79%
Common shares	6.10%	5.78%
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2025 and June 30, 2025 based on the transaction trade date, for a total consideration, including transaction costs and including the shares purchased under Sell to Cover (as described below), of €423,676 thousand.
(2)On March 13, 2025, 113,466 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On the same day, the Company purchased 47,907 common shares, for a total consideration of €19,834 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. In April, 2025 14,343 share awards vested under the broad-based employee share ownership plan.
(3)Relates to the deregistration of special voting shares, under the Company’s special voting shares terms and conditions, following the accelerated bookbuild offering (“ABO”) made by Exor N.V. on February 26, 2025.
(4)Relates to the deregistration of certain special voting shares under the Company’s special voting shares terms and conditions.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Other comprehensive income/(loss)
    The following table presents other comprehensive income/(loss):

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments arising during the period	106,764	(7,012)	160,458	(14,896)
Reclassification of cash flow hedge reserves to the consolidated income statement	1,438	(3,753)	15,642	(11,225)
Gains/(Losses) on cash flow hedging instruments	108,202	(10,765)	176,100	(26,121)
Exchange differences on translating foreign operations arising during the period	(8,926)	2,010	(16,347)	5,999
Total other comprehensive income/(loss) (all of which may be reclassified to the consolidated income statement in subsequent periods)	99,276	(8,755)	159,753	(20,122)
Related tax impact	(30,231)	2,898	(49,194)	7,043
Total other comprehensive income/(loss), net of tax	69,045	(5,857)	110,559	(13,079)
Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effects relating to other comprehensive income/(loss) are as follows:

	For the six months ended June 30,
	2025			2024
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	176,100	(49,194)	126,906	(26,121)	7,043	(19,078)
Exchange (losses)/gains on translating foreign operations	(16,347)	—	(16,347)	5,999	—	5,999
Total other comprehensive income/(loss)	159,753	(49,194)	110,559	(20,122)	7,043	(13,079)

21. SHARE-BASED COMPENSATION

Equity incentive plans
The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Ferrari Leadership Team (“FLT”) and other employees of the Group. See Note 21 “Share-Based Compensation” to the Annual Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2022-2024

In the first quarter of 2025, 91,414 2022-2024 PSU awards vested (representing 149 percent of the target PSU awards that remained outstanding at the time of vesting) as a result of the achievement of the related performance conditions and 21,437 2022-2024 RSU awards vested upon achievement of the related service conditions. As a result, 112,851 common

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2025. There are no further awards outstanding for the Equity Incentive Plan 2022-2024.

Equity Incentive Plan 2023-2025

The 2023-2025 PSU awards and 2023-2025 RSU awards under the Equity Incentive Plan 2023-2025 vest in 2026 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2024-2026

The 2024-2026 PSU awards and 2024-2026 RSU awards under the Equity Incentive Plan 2024-2026 vest in 2027 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2025-2027

Under a new Equity Incentive Plan 2025-2027 approved in 2025, the Company awarded 33,351 2025-2027 PSUs to the Executive Chairman, the CEO, members of the FLT and other employees of the Group, and 12,612 2025-2027 RSUs to members of the FLT and other employees of the Group. The 2025-2027 PSUs and 2025-2027 RSUs cover the three-year performance and service periods from 2025 to 2027.

2025-2027 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

(i)TSR Target - 40 percent of the 2025-2027 PSUs vest based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below:

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%

The defined peer group (including Ferrari) for the TSR Target is presented below:

Ferrari	Aston Martin	Brunello Cucinelli	Burberry
Hermes	Kering	LVMH	Moncler
Prada	Porsche AG	Richemont

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(ii)EBITDA Target - 40 percent of the 2025-2027 PSUs vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below:

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
(iii)ESG Target - 20 percent of the 2025-2027 PSUs vest based on the achievement of defined objectives relating to environmental and social factors. In particular, 50 percent of the ESG Target is based on the reduction of CO2 carbon emissions and 50 percent is based on the achievement of targets relating to female presence in sub-top positions.
Each target is settled independently of the other targets. The awards vest in 2028 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2025-2027 RSU awards
The awards vest in 2028, subject to the recipient’s continued employment with the Company at the time of vesting.
Supplemental information relating to the Equity Incentive Plan 2025-2027 is summarized below.
Fair value and key assumptions
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2025-2027, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table:

Equity Incentive Plan 2025-2027
PSUs	€365.20
RSUs	€376.95
    The fair value of the 2025-2027 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2025-2027 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.
The key assumptions utilized to calculate the grant date fair values of the PSUs that were awarded under the Equity Incentive Plan 2025-2027 are summarized below:

Equity Incentive Plan 2025-2027
Grant date share price	€384.30
Expected volatility	25.43%
Dividend yield	0.64%
Risk-free rate	2.40%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Broad-based employee share ownership plan
In November 2023 the Company announced that it would launch a broad-based employee share ownership plan under which each employee will be given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares, from a minimum of one share and up to 15 percent of the value of the first allocation. Furthermore, starting in 2025, certain employees have been given the opportunity, under specific conditions, to receive part of their “Premio di Competitività” in Company shares. In 2025, the Company made a grant of 2,055 share awards and 14,343 share awards vested under this arrangements.

Other share-based compensation

During 2022, the Company awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date. In 2023 6,838 share awards vested, while 1,309 and 279 share awards were forfeited in 2023 and 2024, respectively. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period. The remaining 202 share awards vested in the first quarter of 2025.

The Company also provides share-based payments for services received as part of commercial agreements with certain suppliers.

Outstanding share awards
The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements:

	Outstanding PSU Awards	Outstanding RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2024	157,379	56,855	34,678	248,912
Granted (1)	33,351	12,612	28,194	74,157
Vested (2)	(61,558)	(21,437)	(14,545)	(97,540)
Forfeited and other	—	—	(14,592)	(14,592)
Balance at June 30, 2025	129,172	48,030	33,735	210,937
_____________________________________
(1)     Granted under the Equity Incentive Plan 2025-2027, the broad-based employee share ownership plan and the payment of bonuses to employees in shares.
(2)    The PSU and RSU awards vested under the Equity Incentive Plan 2022-2024.

Share-based compensation expense

The following table presents the share based compensation expense recognized for the six months ended 2025 and 2024, as well as the unrecognized share-based compensation at June 30, 2025 and 2024.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

	For the six months ended June, 30
	2025	2024
	(€ thousand)
Equity incentive plans and other share-based awards	9,412	9,660
Commercial agreements with suppliers	2,133	2,336
Broad-based employee share ownership plan	5,083	322
Total share-based compensation expense	16,628	12,318

	At June 30,
	2025	2024
	(€ thousand)
Unrecognized share-based compensation expense	27,901	30,436
22. PROVISIONS
    Provisions are as follows:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Warranty and recall campaigns provision	141,766	152,178
Legal proceedings and disputes	7,103	11,899
Environmental and other risks	46,848	42,135
Total provisions	195,717	206,212
The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.
Movements in provisions are as follows:

	Balance at December 31, 2024	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at June 30, 2025
	(€ thousand)
Warranty and recall campaigns provision	152,178	33,884	(27,869)	(15,399)	(1,028)	141,766
Legal proceedings and disputes	11,899	691	(5,044)	—	(443)	7,103
Environmental and other risks	42,135	14,620	(4,679)	(519)	(4,709)	46,848
Total provisions	206,212	49,195	(37,592)	(15,918)	(6,180)	195,717

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
23. DEBT

The following table provides a breakdown of debt by nature and split between current and non-current:

	At June 30, 2025			At December 31, 2024
	Current	Non-current	Total	Current	Non-current	Balance at Total
	(€ thousand)
Asset-backed financing (Securitizations)	599,840	635,243	1,235,083	649,173	693,082	1,342,255
Bonds and notes	3,294	946,486	949,780	459,056	953,917	1,412,973
Borrowings from banks and other financial institutions	543,402	225,000	768,402	143,800	270,833	414,633
Lease liabilities	31,632	136,084	167,716	26,491	99,779	126,270
Other debt	36,921	—	36,921	55,757	—	55,757
Total debt	1,215,089	1,942,813	3,157,902	1,334,277	2,017,611	3,351,888
The following tables present the change in debt, indicating separately financing cash flows and other movements:

		Financing cash flows		Other movements
	Balance at December 31, 2024	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at June 30, 2025
	(€ thousand)
Asset-backed financing (Securitizations)	1,342,255	72,521	(22,644)	(924)	(156,125)	1,235,083
Bonds and notes	1,412,973	—	(450,963)	(12,230)	—	949,780
Borrowings from banks and other financial institutions	414,633	400,000	(39,166)	64	(7,129)	768,402
Lease liabilities	126,270	—	(10,239)	58,696	(7,011)	167,716
Other debt	55,757	11,178	(24,918)	—	(5,096)	36,921
Total debt	3,351,888	483,699	(547,930)	45,606	(175,361)	3,157,902
_____________________________________
(*)    Other movements in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Contractual undiscounted cash flows

	Contractual cash flows at June 30, 2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at June 30, 2025 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	633,709	392,176	265,817	—	1,291,702	1,235,083
Bonds and notes	23,075	23,075	715,649	304,217	1,066,016	949,780
Borrowings from banks and other financial institutions	553,684	80,866	156,468	—	791,018	768,402
Lease liabilities	36,121	29,147	63,855	65,789	194,912	167,716
Other debt	36,921	—	—	—	36,921	36,921
Total debt	1,283,510	525,264	1,201,789	370,006	3,380,569	3,157,902
__________________________________
(*) As reported in the semi-annual condensed consolidated statement of financial position

	Contractual cash flows at December 31, 2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2024 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	685,427	435,082	282,283	—	1,402,792	1,342,255
Bonds and notes	480,802	23,075	218,525	812,804	1,535,206	1,412,973
Borrowings from banks and other financial institutions	152,858	53,683	234,312	—	440,853	414,633
Lease liabilities	29,182	24,390	49,052	36,912	139,536	126,270
Other debt	55,757	—	—	—	55,757	55,757
Total debt	1,404,026	536,230	784,172	849,716	3,574,144	3,351,888
__________________________________
(*) As reported in the semi-annual condensed consolidated statement of financial position

Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of an interest rate cap.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The following table presents information relating to the revolving securitization programs:

Program	Funding Limit (2)	Amount Outstanding at June 30, 2025	Amount Outstanding at December 31, 2024	Maturity Date
	($ million)
Retail (1)	1,050	1,021	974	December 2026
Leasing and retail (1)	475	427	420	November 2025
Total asset-backed financing (Securitizations)	1,525	1,448	1,394
_____________________________________
(1)    At June 30, 2025 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic money market rate plus a margin of 79 basis points and the notes relating to the leasing/retail securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)    Excluding accrued interest.

Bonds and notes
2025 Bond
On May 27, 2025, the Company fully repaid the 2025 Bond for a total consideration of €457,727 thousand (including accrued interest). The bond was previously issued on May 27, 2020 for a principal of €650 million at a coupon of 1.5 percent and due on May 2025. Following a cash tender offer in July 2023, the Group accepted for purchase valid tenders of the 2025 Bond for an aggregate nominal amount of €199,037 thousand at a purchase price of €191,097 thousand, resulting in gains of €7,940 thousand, which were recognized within financial income. The amount outstanding at December 31, 2024 was €454,449 thousand, including accrued interest of €4,059 thousand.
2030 Bond
On May 21, 2024, the Company issued 3.625 percent senior notes due May 2030 (“2030 Bond”) having a principal of €500 million. The notes were issued at a discount for an issue price of 99.677 percent, resulting in net proceeds of €496,145 thousand, after related expenses, and a yield to maturity of 3.686 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The proceeds from the 2030 Bond are intended to be used for general corporate purposes. The amount outstanding of the 2030 Bond at June 30, 2025 was €498,833 thousand, including accrued interest of €2,036 thousand (€507,678 thousand, including accrued interest of €11,173 thousand at December 31, 2024).
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the notes. The 2029 Notes and the 2031 Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amount outstanding of the 2029 Notes at June 30, 2025 was €150,344 thousand, including accrued interest of €700 thousand (€150,302 thousand, including accrued interest of €700 thousand at December 31, 2024). The amount outstanding of the 2031 Notes at June 30, 2025 was €150,350 thousand, including accrued interest of €794 thousand (€150,315 thousand, including accrued interest of €794 thousand at December 31, 2024).
2032 Notes
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2032 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at June 30, 2025 was

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
€150,253 thousand, including accrued interest of €576 thousand (€150,229 thousand, including accrued interest of €576 thousand at December 31, 2024).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At June 30, 2025 and December 31, 2024, Ferrari was in compliance with the covenants of the bonds and notes.

Borrowings from banks and other financial institutions
The following table presents information relating to borrowings from banks and other financial institutions:

Borrowing Entity	Currency	Amount Outstanding at June 30, 2025	Amount Outstanding at December 31, 2024	Maturity Date
		(€ thousand)
Ferrari N.V. (1)	EUR	150,004	—	August 2025
Ferrari N.V. (1)	EUR	60,909	84,115	January 2026
Ferrari N.V. (1)	EUR	25,008	41,682	March 2026
Ferrari N.V. (1)	EUR	100,424	—	April 2026
Ferrari N.V. (1)	EUR	75,368	75,497	January 2027
Ferrari N.V. (1)	EUR	150,130	150,142	December 2028
Ferrari Financial Services, Inc. (2)	USD	55,968	63,181	April 2026
Ferrari S.p.A. (1) (3)	EUR	150,591	16	July 2025
Total borrowings from banks and other financial institutions		768,402	414,633
_____________________________________
(1)Variable-rate bank loans bearing an average interest rate of 2.5768 percent as of June 30, 2025.
(2)    Financial liabilities of FFS Inc. to support financial services activities bearing interest rate at SOFR plus 83 basis points.
(3)    At December 31, 2024, relates to banking fees and interest.

Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At June 30, 2025 lease liabilities amounted to €167,716 thousand (€126,270 thousand at December 31, 2024).
Other debt
Other debt mainly relates to financial service activities in the United States with specific reference to expected cash out for new funding requests as per contractual commitment.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Committed credit lines
At June 30, 2025 the Group also had total committed credit lines available and undrawn amounting to €550 million and with maturities ranging from 2026 to 2027 (€550 million with maturities ranging from 2025 to 2026 at December 31, 2024).

24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Advances and security deposits	646,214	553,771
Deferred income	601,301	335,524
Accrued expenses	75,018	100,314
Payables to personnel	54,766	43,110
Social security payables	26,319	28,532
Other	64,377	44,970
Total other liabilities	1,467,995	1,106,221
Advances and security deposits include amounts received from customers for the purchase of Ferrari cars, mainly for Icona, limited edition and Special Series models, as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped.
Deferred income primarily includes amounts received under maintenance and power warranty programs of €322,954 thousand at June 30, 2025 and €300,599 thousand at December 31, 2024, which are deferred and recognized as revenues over the length of the maintenance program. Deferred income also includes amounts received for Formula 1 sponsorship agreements, which increased significantly during the period in line with the start of the Formula 1 World Championship season.

25. TRADE PAYABLES
Trade payables of €931,015 thousand at June 30, 2025 (€945,657 thousand at December 31, 2024) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
26. FAIR VALUE MEASUREMENT
IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2025 and at December 31, 2024:

		At June 30, 2025
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	18,878	—	—	18,878
Current financial assets	19	—	135,540	—	135,540
Total assets		18,878	135,540	—	154,418
Other financial liabilities	19	—	1,847	—	1,847
Total liabilities		—	1,847	—	1,847

		At December 31, 2024
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	16,897	—	—	16,897
Current financial assets	19	—	19,350	—	19,350
Total assets		16,897	19,350	—	36,247
Other financial liabilities	19	—	61,894	—	61,894
Total liabilities		—	61,894	—	61,894
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the reporting date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At June 30, 2025		At December 31, 2024
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,518,546	1,518,546	1,661,632	1,661,632

Debt	23	3,157,902	3,171,174	3,351,888	3,348,721

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of Ferrari include Exor N.V. and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with Stellantis Group companies

•transactions with Stellantis Group companies relating to technical cooperation agreements with the aim to enhance the quality and competitiveness of the parties’ products while reducing costs and investments, as well as for certain services received by Stellantis Group companies, mainly of an administrative nature;
•the sale of engines to Maserati S.p.A. (“Maserati”) and the purchase of engine components for the use in the production of Maserati engines from FCA US LLC. The contract with Maserati expired in December 2023 and residual sales occurred throughout 2024.

Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A. (a company belonging to Iveco Group) for the rental of trucks used by the Scuderia Ferrari racing team;

•the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;

•consultancy services provided by HPE S.r.l.;

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;

•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
The amounts of transactions with related parties recognized in the semi-annual consolidated income statement are as follows:

	For the six months ended June 30,
	2025			2024
	Net revenues	Costs (1)	Financial expenses, net	Net revenues	Costs (1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	257	1,169	—	3,564	1,322	—
FCA US LLC	—	—	—	—	4	—
Other Stellantis Group companies	5,086	47	—	4,768	1,441	—
Total Stellantis Group companies	5,343	1,216	—	8,332	2,767	—
Exor Group companies (excluding the Stellantis Group)	216	1,143	12	40	1,022	7
Other related parties	1,234	6,777	3	1,761	7,219	8
Total transactions with related parties	6,793	9,136	15	10,133	11,008	15

Total for the Ferrari Group	3,578,303	2,031,309	21,364	3,296,688	1,911,434	2,273
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses/(income), net.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Non-financial assets and liabilities originating from related party transactions are as follows:

	At June 30, 2025				At December 31, 2024
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	2,779	3,758	—	23	2,838	2,700	—	23
FCA US LLC	48	—	—	—	11	—	—	—
Other Stellantis Group companies	—	706	8	1,151	805	863	10	304
Total Stellantis Group companies	2,827	4,464	8	1,174	3,654	3,563	10	327
Exor Group companies (excluding the Stellantis Group)	86	12	1,342	1,199	153	49	1,026	924
Other related parties	594	2,453	183	221	357	1,691	341	346
Total transactions with related parties	3,507	6,929	1,533	2,594	4,164	5,303	1,377	1,597

Total for the Ferrari Group	416,844	931,015	212,200	1,467,995	349,176	945,657	137,763	1,106,221
At June 30, 2025 and at December 31, 2024 there were no financial assets or financial liabilities with related parties.

28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and six months ended June 30, 2025 and 2024, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities, mainly relating to Ferrari’s participation in the Formula 1 World Championship.

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(€ thousand)
Italy	144,957	122,986	268,204	227,152
Rest of EMEA	744,885	691,335	1,497,853	1,323,859
of which UK	149,379	173,966	320,428	325,538
of which Germany	155,853	147,308	299,905	283,850
Americas (1)	542,020	554,165	1,138,573	1,045,407
of which United States of America	471,482	479,530	987,727	898,878
Mainland China, Hong Kong and Taiwan	130,270	141,042	244,332	280,186
of which Mainland China	90,432	102,456	176,925	207,902
Rest of APAC (2)	225,421	202,531	429,341	420,084
Total net revenues	1,787,553	1,712,059	3,578,303	3,296,688
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.
Revenues in the Netherlands, the Company’s country of domicile, amounted to €56,323 thousand and €40,421 thousand for the six months ended June 30, 2025 and 2024, respectively, and €25,762 thousand and €19,032 thousand for the three months ended June 30, 2025 and 2024, respectively.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The Group had an average number of employees of 5,478 and 5,239 for the six months ended June 30, 2025 and 2024, respectively, and 5,490 and 5,274 for the three months ended June 30, 2025 and 2024, respectively.
Depreciation amounted to €141,980 thousand and €144,537 thousand for the six months ended June 30, 2025 and 2024, respectively, and €70,561 thousand and €72,546 thousand for the three months ended June 30, 2025 and 2024, respectively.

Amortization amounted to €165,619 thousand and €176,611 thousand for the six months ended June 30, 2025 and 2024, respectively, and €86,044 thousand and €85,798 thousand for the three months ended June 30, 2025 and 2024, respectively.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
29. CASH AND CASH EQUIVALENTS AND NOTES TO THE SEMI-ANNUAL CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
The following table presents cash and cash equivalents:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Cash and bank balances	1,518,454	1,742,214
Cash and cash equivalents	1,518,454	1,742,214

At June 30, 2025, cash and cash equivalents included (i) €100,000 thousand relating to time deposits held with recognized international financial institutions, of which €50,000 thousand originated in May 2025 and matures in August 2025, and €50,000 thousand originated in June 2025 and matures in September 2025, and (ii) investments in money market funds of €514,575 thousand with an AAAm rating. At December 31, 2024, cash and cash equivalents included (i) €450,000 thousand relating to time deposits held with recognized international financial institutions, which originated in November and December 2024 and matured in February and March 2025, respectively, and (ii) investment in money market funds of €365,608 thousand with an AAAm rating. At both June 30, 2025 and December 31, 2024, the remaining cash and bank balances were held in bank current accounts.
The following table presents information relating to the short term credit rating of the Group’s cash and cash equivalents:

	At June 30, 2025	At December 31, 2024
	(€ thousand)
P-1 / A-1 / Aaa-mf / AAAm (1)	50%	36%
P-2 / A-2	48%	59%
P-3 / A-3 / Not rated	2%	5%
_______________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.

At June 30, 2025, 87% of the Group’s cash and cash equivalents were denominated in Euro (88% at December 31, 2024). Cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in countries outside of Europe.
The following table sets forth an analysis of the currencies in which the Group’s cash and cash equivalents were denominated at June 30, 2025 and December 31, 2024.

	At June 30, 2025	At December 31, 2024
	(€ thousand)
Euro	1,321,983	1,535,630
U.S. Dollar	117,576	107,871
Chinese Yuan	34,203	62,525
Japanese Yen	11,276	2,951
Pound Sterling	8,801	8,483
Other currencies	24,615	24,754
Total	1,518,454	1,742,214

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Cash held in certain countries may be subject to transfer restrictions. In particular, cash held in China (including cash held in currencies other than the Chinese Yuan), which amounted to €34,894 thousand at June 30, 2025 (€63,379 thousand at December 31, 2024), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have an adverse impact on its ability to meet its liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €57,818 thousand at June 30, 2025 (€53,644 thousand at December 31, 2024).
For information relating to the credit risk with respect to cash and cash equivalents, see Note 30 “Qualitative and Quantitative Information on Financial Risks” to the Annual Consolidated Financial Statements.
Notes to the consolidated statement of cash flows
Other non-cash expenses, net primarily include equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to the financing cash flows relating to debt, see Note 23 “Debt”.

FERRARI N.V.
NOTES TO THE SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
30. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through July 31, 2025, which is the date the Semi-Annual Condensed Consolidated Financial Statements were authorized for issuance, and there were no events to report.

Responsibility Statement
    The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.

    In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of Ferrari N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management’s Discussion and Analysis of Financial Condition and Results of Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 31, 2025
The Board of Directors

John Elkann

Piero Ferrari

Benedetto Vigna

Delphine Arnault

Francesca Bellettini

Eddy Cue

Sergio Duca

John Galantic

Tommaso Ghidini

Maria Patrizia Grieco

Adam Keswick

Mike Volpi